 EXHIBIT 99.1

The Toronto-Dominion Bank Receives Regulatory Approval for Normal Course Issuer Bid

TORONTO, January 16, 2026 /CNW/ - The Toronto-Dominion Bank (“TD”) (TSX: TD) (NYSE: TD) announced today that the Toronto Stock Exchange (the “TSX”) and the Office of the Superintendent of Financial Institutions Canada have approved TD's previously announced new normal course issuer bid to repurchase for cancellation up to $7 billion of its common shares, not to exceed 61 million common shares (the “New Bid”). TD has completed its previously announced repurchase for cancellation of $8 billion of its common shares under its existing normal course issuer bid and has terminated its existing normal course issuer bid. The New Bid will commence on January 20, 2026, and terminate on (A) the earliest to occur of: (i) January 15, 2027; (ii) the date on which the aggregate purchase cost of common shares purchased equals $7 billion; and (iii) the date on which the maximum number of common shares purchasable is reached; or (B) such earlier date as TD may determine.

The maximum number of shares that may be repurchased for cancellation under the New Bid represents approximately 3.64% of the public float of 1,676,327,012 common shares as at January 9, 2026, or 3.64% of the 1,676,776,254 issued and outstanding common shares as at January 9, 2026. Under the TSX rules, TD is entitled to repurchase, during each trading day, up to 1,566,890 common shares (excluding purchases made pursuant to the block purchase exception), which represents 25% of the average daily trading volume of 6,267,562 common shares during the six months ended December 31, 2025.

TD will make repurchases under the New Bid through the facilities of the TSX as well as through other designated exchanges and alternative trading systems in Canada. Additionally, repurchases may be made through the facilities of the New York Stock Exchange or other designated exchanges and published markets in the U.S. The purchases will be made in accordance with applicable securities laws and regulatory requirements. The price paid for such repurchased common shares will be the market price of such common shares at the time of acquisition or such other price as may be permitted by the TSX. All purchased common shares will be cancelled.

The number of shares and timing of the repurchases under the New Bid will be determined by TD. TD intends to establish an automatic share purchase plan under which its broker, TD Securities, will repurchase TD’s common shares during TD’s trading blackout periods within a defined set of criteria.

TD’s existing normal course issuer bid to purchase up to 100 million of its common shares commenced on March 3, 2025, and was scheduled to terminate on February 28, 2026, or such earlier date as TD may determine. TD has repurchased $8 billion of its common shares, totaling 80,208,644 common shares, under the existing normal course issuer bid at an average price of $99.74 per common share.

The maximum number of shares that may be repurchased by TD under the New Bid (61 million common shares), when aggregated with the 80,208,644 common shares repurchased under the existing normal course issuer bid, represents approximately 8.42% of TD’s public float as at January 9, 2026.

As at October 31, 2025, the Bank's Common Equity Tier 1, Tier 1 and Total Capital and Leverage ratios were 14.70%, 16.42%, 18.36% and 4.58%, respectively.

Caution Regarding Forward-Looking Statements

This document contains forward-looking statements. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words such as "will", "would", "should", "believe", "expect", "anticipate", "intend", "strive", "confident", "estimate", "forecast", "outlook", "plan", "goal", "commit", "target", "possible", "potential", "predict", "project", "may", and "could" and similar expressions or variations thereof, or the negative thereof, but these terms are not the exclusive means of identifying such statements. By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank's control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Please refer to the "Risk Factors and Management" section of the Management's Discussion and Analysis in the Bank’s 2025 Annual Report, as may be updated in subsequently filed quarterly reports to shareholders. All such factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, should be considered carefully when making decisions with respect to the Bank. The Bank cautions readers not to place undue reliance on the Bank's forward-looking statements. Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank's shareholders and analysts in understanding the Bank's financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by assets and serves over 28.1 million clients in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., and TD Wealth (U.S.); Wealth Management and Insurance, including TD Wealth (Canada), TD Direct Investing, and TD Insurance; and Wholesale Banking, including TD Securities and TD Cowen. TD also ranks among North America's leading digital banks, with more than 13 million active mobile users in Canada and the U.S. TD had $2.1 trillion in assets on October 31, 2025. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto Stock Exchange and New York Stock Exchange.

For further information: Brooke Hales, Senior Vice President, Investor Relations, 416-307-8647, Brooke.Hales@td.com; Gabrielle Sukman, Senior Manager, Corporate and Public Affairs, 416-983-1854, Gabrielle.Sukman@td.com.